Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

IMRIS Inc. (the “ Company ”)
100 - 1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5

Item 2	Date of Material Change

July 29, 2013

Item 3	News Release

News release attached as Schedule “A” was disseminated on July 29, 2013 via Canada NewsWire.

Item 4	Summary of Material Change

Effective August 1, 2013, Jay D. Miller will assume the role of President and Chief Executive Officer. Mr. Miller was formerly the Company’s President and Chief Operating Officer. David H. Graves, formerly the Chief Executive Officer and Chairman of the Board will retain his role as Chairman of the Board.

Item 5	Full Description of Material Change
	5.1	Full Description of Material Change

See news release attached hereto as Schedule “A” dated July 29, 2013.

	5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A.

Item 8	Executive Officer

	Name of Executive Officer:	Kelly McNeill
	Title:	Executive Vice President Finance & CFO
	Telephone Number:	763-203-6300

Item 9	Date of Report

July 29, 2013

Schedule “A”

Jay D. Miller Appointed Chief Executive Officer

WINNIPEG, Manitoba & MINNEAPOLIS – IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced that Jay D. Miller, the company’s current President and COO, will also become the CEO of IMRIS Inc., effective August 1, 2013. Chairman and CEO David Graves will continue as the Chair of the Board of Directors of the Corporation.

“IMRIS has grown from a single idea into a business that impacts the lives of patients every day," said David Graves. “Our company has sold systems all over the world and is well positioned to enter into this next stage of growth under Jay’s leadership. Since our inception we have successfully commercialized intraoperative surgery systems based on MR and now we have completed the intraoperative CT, which has the ability to put another strong revenue stream into the company. We have built a global sales capacity and customer base and have navigated some of the most challenging economic conditions in recent times. We are on track for the completion of the Symbis® Surgical System, our MR-compatible Surgical Robot, and our MR-guided Radiation Therapy platform. We have a compelling line up of in-the-market and development stage products that will provide a strong foundation for the company as it goes forward. The goal of all IMRIS products is to improve patient outcomes and reduce the cost of care in the treatment of disease.”

"The innovation and technology foundation at IMRIS was instrumental in my decision to join the company," said Jay Miller.  "IMRIS is infused with a culture of excellence and a proven ability to commercialize technology. It is my goal to drive the adoption of products and services by customers and to provide great returns for investors.  This is an exciting opportunity to lead the next phase in the growth of a world class medical device company.”

Miller joined IMRIS in September 2012 as President and COO. Miller previously was the CEO of Zonare Inc., and CEO of Vital Images. Prior to that he held senior positions with GE Healthcare after starting his career with Siemens Medical Systems. He has a BA from Dartmouth, an MSc in Biomedical Engineering from University of Virginia and an MBA from Kellogg.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS® Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS® Surgical Theatres serve the neurosurgical, spine, cardiovascular and cerebrovascular markets.

For further information, please contact:

Kelly McNeill
Tel: 763-203-6304 Email: kmcneill@imris.com